UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 10)*

Under the Securities Exchange Act of 1934

SAP SE

(f/k/a SAP AG)

(Name of Issuer)

ORDINARY SHARES, WITHOUT NOMINAL VALUE

(Title of Class of Securities)

803054204

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dietmar Hopp Stiftung, GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,869,200
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,869,200
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,869,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dietmar Hopp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 65,273,200*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 65,273,200*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,273,200*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12.	TYPE OF REPORTING PERSON IN

*	Includes 3,404,000 ordinary shares owned by DH Besitzgesellschaft AG & Co. KG (formerly known as DH Besitzgesellschaft GmbH & Co. KG) of which DH-LT-Investments AG is the general partner and 61,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities.

ITEM 1(A). Name of Issuer.

SAP SE (f/k/a SAP AG) (the “Company”).

ITEM 1(B). Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.

ITEM 2(A). Name of Person Filing.

This Amendment No. 10 to Schedule 13G is filed pursuant to a Joint Filing Agreement, dated February 16, 2009, by the following persons with respect to an aggregate of 65,273,200 shares of the Company (collectively, the “Shares”) as described below:

(i) Dietmar Hopp Stiftung, GmbH (“Stiftung”), with respect to the Shares beneficially owned by it.

(ii) Mr. Dietmar Hopp, with respect to the Shares beneficially owned by Stiftung and by DH Besitzgesellschaft AG & Co. KG.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2(B). Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberater-Sozietat, Max-Planck-Strasse 8, D-69190 Walldorf, Federal Republic of Germany.

ITEM 2(C). Citizenship.

(i) Dietmar Hopp Stiftung, GmbH is a corporation organized under the laws of the Federal Republic of Germany.

(ii) Dietmar Hopp is a citizen of the Federal Republic of Germany.

ITEM 2(D). Title of Class of Securities.

Ordinary Shares, without nominal value.

ITEM 2(E). CUSIP Number.

803054204

ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940, or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon 1,193,708,678 ordinary shares (excluding 34,795,554 treasury shares) of the Company issued and outstanding as of December 31, 2013, as reflected in the Company’s Form 20-F, filed with the Securities and Exchange Commission on March 21, 2014. As of the close of business on December 31, 2014:

A. DIETMAR HOPP STIFTUNG, GMBH

(a)	Amount beneficially owned: 61,869,200

(b)	Percent of class: 5.2%

(c)	(i) Sole power to vote or direct the vote: 61,869,200

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 61,869,200

(iv)	Shared power to dispose or direct the disposition: 0

B. DIETMAR HOPP

(a)	Amount beneficially owned: 65,273,200

(b)	Percent of class: 5.5%

(c)	(i) Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 65,273,200

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 65,273,200

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

☐

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9. Notice of Dissolution of Group.

Not Applicable.

ITEM 10. Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

DIETMAR HOPP STIFTUNG, GMBH

By:	/s/ Dietmar Hopp
Name: Dietmar Hopp
Title: Managing Director

/s/ Dietmar Hopp
DIETMAR HOPP

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

1	Joint Filing Agreement, dated February 16, 2009, by and between Dietmar Hopp and Dietmar Hopp Stiftung, GmbH (incorporated by reference to Exhibit 99 to the Schedule 13G/A filed by the Reporting Persons on February 17, 2009).